
                                                                           ----------------------------------
                                                                                          OMB APPROVAL
                                                                           ----------------------------------
                                  UNITED STATES                            OMB Number: 3235-0145
                                                                           ----------------------------------
                         SECURITIES AND EXCHANGE COMMISSION                Expires:  February 29, 2009
                                                                           ----------------------------------
                               Washington, D.C. 20549                      Estimated average burden hours per
                                                                           response. . . . . . . . . . . 14.5
                                                                           ----------------------------------
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                                  -------------

                                  SCHEDULE 13D
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)



                              Earth Biofuels, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    27031F102
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                         Sandell Asset Management Corp.
                               40 West 57th Street
                                   26th Floor
                               New York, NY 10019
                   Attention: Richard Gashler, General Counsel
                                  212-603-5700

                                 With a Copy to:
                               Eleazer Klein, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                               New York, NY 10019
                                  212-756-2000
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                November 8, 2007
                               ------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
[ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

--------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)
                              (Page 1 of 11 Pages)




----------------------------                        ----------------------------
CUSIP No.  27031F102            SCHEDULE 13D        Page 2 of 11 Pages
----------------------------                        ----------------------------

------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSON

              Castlerigg Master Investments Ltd.
------------- -----------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |_|  (b) |X|
------------- -----------------------------------------------------------------
     3        SEC USE ONLY
------------- -----------------------------------------------------------------
     4        SOURCE OF FUNDS

              WC
------------- -----------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)     |_|
------------- -----------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              British Virgin Islands
------------- -----------------------------------------------------------------
 NUMBER OF    7           SOLE VOTING POWER

   SHARES                 0
              ----------- -----------------------------------------------------
BENEFICIALLY  8           SHARED VOTING POWER

   OWNED 3,111,628 shares issuable upon exercise of Warrants or conversion of Notes (see Item 5(a) below)

              ----------- -----------------------------------------------------
  BY EACH     9           SOLE DISPOSITIVE POWER

 REPORTING                0
              ----------- -----------------------------------------------------
  PERSON      10          SHARED DISPOSITIVE POWER

   WITH 3,111,628 shares issuable upon exercise of Warrants or conversion of Notes (see Item 5(a) below)

------------- ----------- -----------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              3,111,628 shares issuable upon exercise of Warrants or conversion of Notes (see Item 5(a) below)

------------- -----------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES |_|
------------- -----------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              1.249%*
------------- -----------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              CO
------------- -----------------------------------------------------------------



-----------------------------
* See Items 4 and 5(a) below.

----------------------------                        ----------------------------
CUSIP No.  27031F102            SCHEDULE 13D        Page 3 of 11 Pages
----------------------------                        ----------------------------

------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSON

              Sandell Asset Management Corp.
------------- -----------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |_|  (b) |X|
------------- -----------------------------------------------------------------
     3        SEC USE ONLY
------------- -----------------------------------------------------------------
     4        SOURCE OF FUNDS

              AF
------------- -----------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)     |_|
------------- -----------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Cayman Islands
------------- -----------------------------------------------------------------
 NUMBER OF    7           SOLE VOTING POWER

   SHARES                 0
              ----------- -----------------------------------------------------
BENEFICIALLY  8           SHARED VOTING POWER

   OWNED 3,111,628 shares issuable upon exercise of Warrants or conversion of Notes (see Item 5(a) below)

              ----------- -----------------------------------------------------
  BY EACH     9           SOLE DISPOSITIVE POWER

 REPORTING                0
              ----------- -----------------------------------------------------
  PERSON      10          SHARED DISPOSITIVE POWER

   WITH 3,111,628 shares issuable upon exercise of Warrants or conversion of Notes (see Item 5(a) below)

------------- ----------- -----------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              3,111,628 shares issuable upon exercise of Warrants or conversion of Notes (see Item 5(a) below)

------------- -----------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES |_|
------------- -----------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              1.249%*
------------- -----------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              CO
------------- -----------------------------------------------------------------



-----------------------------
* See Items 4 and 5(a) below.

----------------------------                        ----------------------------
CUSIP No.  27031F102            SCHEDULE 13D        Page 4 of 11 Pages
----------------------------                        ----------------------------

------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSON

              Castlerigg International Limited
------------- -----------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |_|  (b) |X|
------------- -----------------------------------------------------------------
     3        SEC USE ONLY
------------- -----------------------------------------------------------------
     4        SOURCE OF FUNDS

              AF
------------- -----------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)     |_|
------------- -----------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              British Virgin Islands
------------- -----------------------------------------------------------------
 NUMBER OF    7           SOLE VOTING POWER

   SHARES                 0
              ----------- -----------------------------------------------------
BENEFICIALLY  8           SHARED VOTING POWER

   OWNED 3,111,628 shares issuable upon exercise of Warrants or conversion of Notes (see Item 5(a) below)

              ----------- -----------------------------------------------------
  BY EACH     9           SOLE DISPOSITIVE POWER

 REPORTING                0
              ----------- -----------------------------------------------------
  PERSON      10          SHARED DISPOSITIVE POWER

   WITH 3,111,628 shares issuable upon exercise of Warrants or conversion of Notes (see Item 5(a) below)

------------- ----------- -----------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              3,111,628 shares issuable upon exercise of Warrants or conversion of Notes (see Item 5(a) below)

------------- -----------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES |_|
------------- -----------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              1.249%*

------------- -----------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              CO
------------- -----------------------------------------------------------------



-----------------------------
* See Items 4 and 5(a) below.

----------------------------                        ----------------------------
CUSIP No.  27031F102            SCHEDULE 13D        Page 5 of 11 Pages
----------------------------                        ----------------------------

------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSON

              Castlerigg International Holdings Limited
------------- -----------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |_|  (b) |X|
------------- -----------------------------------------------------------------
     3        SEC USE ONLY
------------- -----------------------------------------------------------------
     4        SOURCE OF FUNDS

              AF
------------- -----------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)     |_|
------------- -----------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              British Virgin Islands
------------- -----------------------------------------------------------------
 NUMBER OF    7           SOLE VOTING POWER

   SHARES                 0
              ----------- -----------------------------------------------------
BENEFICIALLY  8           SHARED VOTING POWER

   OWNED 3,111,628 shares issuable upon exercise of Warrants or conversion of Notes (see Item 5(a) below)

              ----------- -----------------------------------------------------
  BY EACH     9           SOLE DISPOSITIVE POWER

 REPORTING                0
              ----------- -----------------------------------------------------
  PERSON      10          SHARED DISPOSITIVE POWER

   WITH 3,111,628 shares issuable upon exercise of Warrants or conversion of Notes (see Item 5(a) below)
(1)
------------- ----------- -----------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              3,111,628 shares issuable upon exercise of Warrants or conversion of Notes (see Item 5(a) below)

------------- -----------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES |_|
------------- -----------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              1.249%*
------------- -----------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              CO
------------- -----------------------------------------------------------------



-----------------------------
* See Items 4 and 5(a) below.

----------------------------                        ----------------------------
CUSIP No.  27031F102            SCHEDULE 13D        Page 6 of 11 Pages
----------------------------                        ----------------------------

------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSON

              Thomas E. Sandell
------------- -----------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |_|  (b) |X|
------------- -----------------------------------------------------------------
     3        SEC USE ONLY
------------- -----------------------------------------------------------------
     4        SOURCE OF FUNDS

              AF
------------- -----------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)     |_|
------------- -----------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Sweden
------------- -----------------------------------------------------------------
 NUMBER OF    7           SOLE VOTING POWER

   SHARES                 0
              ----------- -----------------------------------------------------
BENEFICIALLY  8           SHARED VOTING POWER

   OWNED 3,111,628 shares issuable upon exercise of Warrants or conversion of Notes (see Item 5(a) below)

              ----------- -----------------------------------------------------
  BY EACH     9           SOLE DISPOSITIVE POWER

 REPORTING                0
              ----------- -----------------------------------------------------
  PERSON      10          SHARED DISPOSITIVE POWER

   WITH 3,111,628 shares issuable upon exercise of Warrants or conversion of Notes (see Item 5(a) below)
(2)
------------- ----------- -----------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              3,111,628 shares issuable upon exercise of Warrants or conversion of Notes (see Item 5(a) below)

------------- -----------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES |_|
------------- -----------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              1.249%*

------------- -----------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              IN
------------- -----------------------------------------------------------------



-----------------------------
* See Items 4 and 5(a) below.

----------------------------                        ----------------------------
CUSIP No.  27031F102            SCHEDULE 13D        Page 7 of 11 Pages
----------------------------                        ----------------------------

The Schedule 13D filed on July 13, 2007 by Castlerigg Master Investments Ltd., a British Virgin Islands company ("Castlerigg Master Investments"); Sandell Asset Management Corp., a Cayman Islands exempted company ("SAMC"); Castlerigg International Limited, a British Virgin Islands company ("Castlerigg International"); Castlerigg International Holdings Limited, a British Virgin
Islands company ("Castlerigg Holdings"); and Thomas E. Sandell ("Sandell") (collectively, the "Reporting Persons") with respect to the shares of Common Stock, par value $0.001 per share (the "Common Stock") of Earth Biofuels, Inc., a Delaware corporation (the "Issuer"), as amended by Amendment No. 1 filed on October 15, 2007 is hereby amended by this Amendment No. 2. This is the final amendment to this Schedule 13D and an exit filing for the Reporting Persons.

ITEM 4.       PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is amended by the addition of the following:

          Since the commencement of the involuntary bankruptcy proceeding against the Issuer pursuant to Title 11 of the United States Code in the United States Bankruptcy Court of the District of Delaware, Case No. 07-10928 (CSS)(the "Bankruptcy Case"), the Issuer has engaged in discussions with each of Castlerigg Master Investments; Evolution Master Fund Ltd. SPC, Segregated Portfolio M; Capital Ventures International; Radcliffe SPC Ltd. for and on behalf of the Class A Convertible Crossover Segregated Portfolio; YA Global Investments, L.P.; Cranshire Capital, LP; Portside Growth and Opportunity Fund and Kings Road Investments Ltd. (collectively, the "Transaction Noteholders") regarding the terms of a possible restructuring. The Reporting Persons wish to explore the possibility of an out-of-court restructuring and modification of the existing rights and obligations under the Original Bridge Securities Purchase Agreement, the Original Bridge Registration Rights Agreement, the Second Bridge Securities Purchase Agreement, the Second Bridge Registration Rights Agreement, the Securities Purchase Agreement, the Registration Rights Agreement, Notes and Warrants (collectively, the "Transaction Documents") with the Issuer and the Issuer's subsidiaries through one or more definitive documents to be negotiated during the course of the next six to twelve months (the "Restructuring Transaction") in an effort to maximize the recovery under the Notes.

          The Restructuring Transaction is contemplated to require the parties involved, including the Issuer and the Reporting Persons, to enter into the following definitive documents (collectively, the "Restructuring Transaction Documents"):

          (1) An Interim Restructuring Agreement by and among the Issuer, the Transaction Noteholders, Dennis McLaughlin, the Issuer's CEO ("McLaughlin"), and the Issuer's subsidiaries listed therein on Schedule A ("Interim Restructuring Agreement"), by which (i) the Issuer and certain of the Transaction Noteholders consent to the dismissal of the Bankruptcy Case; (ii) the parties agree to execute, as applicable, the Release, the Confessions of Judgment, and the Subsidiary Guaranty (each as defined below, and collectively, the "Collateral Documents"); (iii) each Transaction Noteholder that becomes a party to the Interim Restructuring Agreement agrees, subject to the terms of the Interim Restructuring Agreement and the Collateral Documents, to forbear from exercising or enforcing any contractual, legal or equitable rights or remedies arising under or related to the Collateral Documents until the period specified therein; and (iv) each Transaction Noteholder that becomes a party to the Interim Restructuring Agreement agrees to waive the economic anti-dilution provisions under the Notes, Warrants and Initial Bridge Warrants during the restructuring period. A current draft of the Interim Restructuring Agreement as of the date of this filing is attached hereto as Exhibit 18 and incorporated herein by reference;

          (2) A Release Agreement by and among the Issuer, the Issuer's subsidiaries named therein, and the Transaction Noteholders with the exception of Kings Road Investments Ltd. ("Release"), in which (i) the Issuer

----------------------------                        ----------------------------
CUSIP No.  27031F102            SCHEDULE 13D        Page 8 of 11 Pages
----------------------------                        ----------------------------

and the Issuer's subsidiaries agree to release and forever discharge the Transaction Noteholders who are parties to the Release from any and all claims and liabilities in any way connected with the Bankruptcy Case; and (ii) the Transaction Noteholders, with the exception of Kings Road Investments Ltd., agree to release and forever discharge the present and former employees, officers, directors, and attorneys of the Issuer and the Issuer's subsidiaries (but not the Issuer or the Issuer's subsidiaries themselves, and with respect to McLaughlin, not with respect to the McLaughlin Guaranty, as defined below) from any or all claims and liabilities in any way connected with the Transaction Documents or the Bankruptcy Case. A current draft of the Release as of the date of this filing is attached hereto as Exhibit 19 and incorporated herein by reference;

         (3) An Affidavit of Confession of Judgment to be executed by McLaughlin on behalf of the Issuer, which confesses judgment to Castlerigg Master
Investments  on the  amount  of  outstanding  debts  owed to  Castlerigg  Master
Investments by the Issuer. A current draft of the Affidavit of Confession of Judgment as of the date of this filing is attached hereto as Exhibit 20 and incorporated herein by reference;

          (4) A Guaranty given by the subsidiaries of the Issuer ("Subsidiary Guaranty") for the prompt payment of the total outstanding amount due and owing to the Transaction Noteholders, upon the occurrence of certain trigger events outlined in the Subsidiary Guaranty, for the pro-rata benefit of each of the Transaction Noteholders that is a party to the Subsidiary Guaranty. A current draft of the Subsidiary Guaranty as of the date of this filing is attached hereto as Exhibit 21 and incorporated herein by reference; and

          (5) An Escrow Agreement by and among Schulte Roth & Zabel LLP ("SRZ"), the Transaction Noteholders, the Issuer, McLaughlin, and the Issuer's subsidiaries listed therein ("Escrow Agreement"), appointing SRZ to serve under the terms of the Escrow Agreement as the escrow agent to hold and release the original versions of all executed documents related to the Restructuring Transaction, including the documents attached as Exhibits 18 - 22 hereto. A current draft of the Escrow Agreement as of the date of this filing is attached hereto as Exhibit 22 and incorporated herein by reference.

         Additionally, McLaughlin has agreed to a limited personal guaranty in favor of certain of the Transaction Noteholders for a portion of the total outstanding amount due to such Transaction Noteholders.

          Castlerigg will also engage in ongoing negotiations with certain of the Transaction Noteholders to coordinate their efforts to implement the Restructuring Transaction in order to maximize their recovery under the Transaction Documents.

         Contingent upon the dismissal of the Bankruptcy Case, Castlerigg has offered to acquire (i) the Notes and Warrants of Captial Ventures International,
(ii) the Notes and Warrants of Evolution Master Fund Ltd. SPC, Segregated Portfolio M, (iii) the Notes and Warrants of Kings Road Investments Ltd., (iv) the Notes and Warrants of Cranshire Capital, L.P. and (v) one-half of the Notes and Warrants of Portside Growth and Opportunity Fund (collectively, the "Proposed Selling Noteholders ") at the price of $0.25 per each $1.00 of Notes for the Notes, Warrants and Initial Bridge Warrants, if any, held by each such Proposed Selling Noteholder. Castlerigg has distributed proposed forms of securities purchase agreements by and between Castlerigg and each of the Proposed Selling Noteholders, and a current draft of each Securities Purchase Agreement is attached hereto as Exhibit 23, 24, 25, 26 and 27, respectively, which are incorporated herein by reference.

          As of the date hereof, the drafts of the documents attached hereto as Exhibits 18 - 27 have not been executed or entered into by any of the parties thereto and the Reporting Persons cannot confirm if such documents will be entered into in the future.

----------------------------                        ----------------------------
CUSIP No.  27031F102            SCHEDULE 13D        Page 9 of 11 Pages
----------------------------                        ----------------------------

         Castlerigg Master Investments delivered a letter to the Issuer on November 8, 2007 (the "Blocker Letter") that notified the Issuer of the Reporting Persons' election to decrease the maximum blocker percentage to 1.249% (the "Maximum Percentage") pursuant to the Notes and Warrants of Castlerigg Master Investments. The letter further stated that the Reporting Persons waived any right to increase the Maximum Percentage in the Notes and Warrants, and any other Notes or Warrants acquired by the Reporting Persons after the date of the letter, above 1.249% at any time. The changes specified in the Blocker Letter became effective immediately upon the Issuer's receipt of the Blocker Letter. A copy of the Blocker Letter is attached hereto as Exhibit 28 and is incorporated herein by reference.


ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER

Paragraphs (a), (b) and (e) of Item 5 of the Schedule 13D are amended and restated as follows:

         (a) Each of the Reporting Persons may be deemed to beneficially own (i) the shares of Common Stock issuable to Castlerigg Master Investments upon exercise of the Warrants and (ii) the shares of Common Stock issuable to Castlerigg Master Investments upon conversion of the outstanding principal of the Note. As described in Item 4 above, upon the Issuer's receipt of the Blocker Letter, the aggregate number of shares issuable to Castlerigg Master Investments upon exercise of the Warrants and the conversion of the Notes will in no case exceed 1.249% of the shares of Common Stock outstanding, and the Reporting Persons beneficially own less than 1.249% of the common stock of the Issuer. The percentages reported herein are based on 246,017,970 shares of Common Stock outstanding as set forth in the Quarterly Report on Form 10-QSB for the period ended June 30, 2007, filed by the Issuer on August 20, 2007.

         (b) None of the Reporting Persons has sole power to vote or direct the vote or sole power to dispose or direct the disposition of shares of Common Stock. Each of Castlerigg Master Investments, SAMC, Castlerigg International, Castlerigg Holdings and Sandell has shared power to vote or direct the vote and shared power to dispose or direct the disposition of (i) the shares of Common Stock issuable to Castlerigg Master Investments upon exercise of the Warrants and (ii) the shares of Common Stock issuable to Castlerigg Master Investments upon conversion of the outstanding principal of the Note.

         (e) The Reporting Persons ceased to be the beneficial owners of more than 5% of the outstanding Common Stock upon the Issuer's receipt of the Blocker Letter as discussed in Item 4, above.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended by the addition of the following:

          As described in Item 4 above, in connection with the possible restructuring and modification of the existing rights and obligations under the Transaction Documents with the Issuer and its subsidiaries, Castlerigg Master Investments may enter into one or more definitive documents to be negotiated during the course of the next six to twelve months. Furthermore, the Reporting Persons have agreed to reduce the Maximum Percentage under the Notes and Warrants from 4.99% to 1.249% effective upon the Issuer's receipt of the Blocker Letter described in Item 4 above.

          Except as otherwise set forth herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to securities of the Issuer.

----------------------------                        ----------------------------
CUSIP No.  27031F102            SCHEDULE 13D        Page 10 of 11 Pages
----------------------------                        ----------------------------

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is amended by the addition of the following at the end of the exhibits list therein:

     The following documents are filed as appendices and exhibits:

EXHIBITS

18. Draft of Interim Restructuring Agreement, by and among Earth Biofuels, Inc., Dennis McLaughlin, Castlerigg Master Investments and certain other lenders that are signatories thereto, and the Earth Biofuels, Inc. subsidiaries named therein.

19. Draft of Release by and among Earth Biofuels, Inc., each of the Earth Biofuels, Inc. subsidiaries named therein, and the noteholders that are signatories thereto.

20. Draft of the Affidavit of Confession of Judgment by Dennis McLaughlin confessing judgment to Castlerigg Master Investments for the entire amount outstanding and due to Castlerigg Master Investments by Earth Biofuels, Inc.

21.  Draft  of  Guaranty   Agreement  by  each  of  the  Earth  Biofuels,   Inc.
     subsidiaries named therein, as guarantors, to the benefit of Castlerigg Master Investments and certain other lenders that are signatories thereto.

22. Draft of Escrow Agreement by and among Schulte Roth & Zabel LLP, Castlerigg Master Investments and the other lenders that are signatories thereto, Earth Biofuels, Inc., Dennis McLaughlin, and the Earth Biofuels, Inc. subsidiaries named therein.

23.  Draft  of  Securities   Purchase   Agreement   between   Capital   Ventures
     International, as seller, and Castlerigg Master Investments, as buyer.

24. Draft Form of Securities Purchase Agreement between Evolution Master Fund Ltd. SPC, Segregated Portfolio M, as seller, and Castlerigg Master Investments, as buyer.

25. Draft Form of Securities Purchase Agreement between Kings Road Investments Ltd., as seller, and Castlerigg Master Investments, as buyer.

26. Draft Form of Securities Purchase Agreement between Cranshire Capital, L.P., as seller, and Castlerigg Master Investments, as buyer.

27. Draft Form of Securities Purchase Agreement between Portside Growth and Opportunity Fund, as seller, and Castlerigg Master Investments, as buyer.

28.  Blocker  Letter,    dated   November  8,  2007,  from   Castlerigg   Master
     Investments to Earth Biofuels, Inc.

----------------------------                        ----------------------------
CUSIP No.  27031F102            SCHEDULE 13D        Page 11 of 11 Pages
----------------------------                        ----------------------------

                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated: November 13, 2007

            CASTLERIGG MASTER INVESTMENTS LTD.
            By: Sandell Asset Management Corp.,
                its Investment Manager

            By: /s/ Thomas E. Sandell
                ---------------------
                Thomas E. Sandell
                Chief Executive Officer


            SANDELL ASSET MANAGEMENT CORP.
            By: Sandell Asset Management Corp.,
                its Investment Manager

            By: /s/ Thomas E. Sandell
                ---------------------
                Thomas E. Sandell
                Chief Executive Officer


            CASTLERIGG INTERNATIONAL LIMITED
            By: Sandell Asset Management Corp.,
                its Investment Manager

            By: /s/ Thomas E. Sandell
                ---------------------
                Thomas E. Sandell
                Chief Executive Officer


            CASTLERIGG INTERNATIONAL HOLDINGS LIMITED
            By: Sandell Asset Management Corp.,
                its Investment Manager

            By: /s/ Thomas E. Sandell
                ---------------------
                Thomas E. Sandell
                Chief Executive Officer


            THOMAS E. SANDELL

            By: /s/ Thomas E. Sandell
                ---------------------
                Thomas E. Sandell